Fund Administration Legal

Rebecca Gilding Vice President & Counsel One Lincoln Street Mail Stop SFC 0508 Boston, MA 02111

T +1 617-662-3968 F +1 617-662-3805 rgilding@statestreet.com

www.statestreet.com

March 20, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: FPA Funds Trust (File Nos. 033-79858 and 811-08544); Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), the registrant, FPA Funds Trust (the “Trust”), requests that Post-Effective Amendment No. 88 under the Securities Act and Amendment No. 89 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 88/89”), submitted via EDGAR to the Securities and Exchange Commission on August 15, 2019, be withdrawn. This Amendment No. 88/89 was filed for the purposes of adding FPA Balanced Fund as a new series of the Trust. Amendment No. 88/89 was initially scheduled to become effective on October 31, 2019. A series of Amendments (Post-Effective Amendments Nos. 89, 90, 91, 92, and 93 under the Securities Act and Amendments Nos. 90, 91, 92, 93, and 94 under the 1940 Act), to the Trust’s Registration Statement on Form N-1A were filed pursuant to Rule 485(b)(1)(iii) under the Securities Act solely to designate new effective dates for Amendment No. 88/89.

No information in Amendment No. 88/89 was intended to amend or supersede any prior filing relating to any other series of the Trust, nor is this request to withdraw Amendment No. 88/89 intended to amend or supersede any filing relating to any other series of the Trust.

The Trust has not offered, and does not currently intend to offer in the near future, shares of the FPA Balanced Fund (the “Shares”). If and when the Trust decides to offer the Shares, it will file another post-effective amendment to its registration statement.

Please feel free to contact me at (617) 662-3968 with any questions or comments.

Sincerely,

/s/ Rebecca Gilding
Rebecca Gilding
Secretary of the Funds

cc:	J. Richard Atwood
Mark Perlow
Kevin Cahill